1801 California Street, Suite 5200 Denver, Colorado 80202

July 30, 2020

VIA EDGAR CORRESPONDENCE

Ms. Anu Dubey

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Ms. Dubey:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s additional comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001683863-20-003826) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on April 17, 2020. The purpose of the Amendment is to register Transamerica High Yield ESG and Transamerica Sustainable Bond (each, a “Fund,” and together, the “Funds”), two new series of the Registrant. The Funds will each offer Class A, Class C, Class I, Class R, Class R3, Class R4, Class R6 and Class I2 shares. The Staff’s additional comments were conveyed to the Registrant by telephone on July 23, 2020.

Below are the Staff’s additional comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.	Principal Investment Strategies: For Transamerica Sustainable Bond, please confirm the extent to which the Fund will invest in illiquid securities.

Response: The Registrant confirms that the Fund’s investments in illiquid securities are not, at the time of investment, expected to exceed 5% of the Fund’s net assets.

2.

Principal Investment Strategies: The revised principal investment strategies for Transamerica High Yield ESG states that the sub-adviser excludes companies involved in certain industries and/or business practices that are viewed as exhibiting the most negative ESG impacts. Please consider adding disclosure listing such industries or business practices.

Response: The Registrant notes the Staff’s comment and respectfully declines to add additional disclosure to the Fund’s principal investment strategies disclosure. The industries and business practices referred to in this disclosure are not a discrete list and are subject to change over time.

3.

Shareholder Information: The Staff notes various fees throughout the “Shareholder Information” section of the prospectuses relating to minor administrative charges. Please confirm supplementally whether these fees are included in each Fund’s fee table as applicable.

Response: The Registrant confirms that the noted fees are expected to only apply to a limited number of shareholders and will be based on individual circumstances, and for this reason confirms that these fees should not be reflected in the Funds’ fee tables.

4.	Selling Shares – Involuntary Redemptions: Please disclose the circumstances when a shareholder account will be automatically redeemed.

Response: The Registrant notes that the current disclosure provides the circumstances under which the Fund may redeem shares automatically without action by the shareholder. More specifically, the disclosure states that the Fund may close an account if, “the account value falls below the fund’s minimum account balance, including solely due to declines in NAV, or you are deemed to engage in activities that are illegal (such as late trading), activity that is believed to be detrimental to the fund (such as market timing), or other potential criminal or fraudulent activity.” Accordingly, the Registrant believes the disclosure as drafted is sufficiently detailed, but will consider revisions to the disclosure in connection with the Registrant’s next annual update.

5.

Choosing a Share Class – Class A Shares – Front Load: Please disclose how the contingent deferred sales charge (“CDSC”) is calculated in the event that you exchange Class A shares purchased in an amount of $1 million or more for shares of another fund.

Response: The Registrant has made revisions to the subject disclosure in response to the Staff’s comment as follows:

In the event ~~that~~ you exchange Class A shares purchased in an amount of $1 million or more for Class A shares of another fund and subsequently redeem some or all of those shares, you will be ~~charged~~ subject to the term and CDSC imposed by the fund into which you exchange your shares. The term of this CDSC will commence on the date ~~that~~ you initially purchased Class A shares of a Transamerica fund in an amount of $1 million or more.

SAI Comments:

6.	SAI Cover Page: Please supplementally explain why the cover page of the SAIs is dated “March 1, 2020, as amended and restated on July 31, 2020.”

Response: The Registrant notes that the Funds will be included in combined SAIs that include other series of the Registrant with corresponding prospectuses dated March 1, 2020. To clarify in response to the Staff’s comment, the footnote to the SAI cover page has been revised as follows:

Each of the funds listed above is a series of Transamerica Funds. This Statement of Additional Information (“SAI”) is not a prospectus, and should be read in conjunction with the funds’ prospectuses dated March 1, 2020 (for all funds except Transamerica High Yield ESG and Transamerica Sustainable Bond), and July 31, 2020 (for Transamerica High Yield ESG and Transamerica Sustainable Bond), as they may be supplemented or revised from time to time.

Please direct any comments or questions concerning this filing to the undersigned at 720-493-4249.

Very truly yours,

/s/ Rhonda A. Mills

Rhonda A. Mills
Assistant General Counsel
Transamerica Asset Management, Inc.